Via U.S. Mail and Facsimile
Mail Stop 4720

July 20, 2009

Brian M. Culley
Chief Business Officer and Senior Vice President
ADVENTRX Pharmaceuticals, Inc.
6725 Mesa Ridge Road, Suite 100
San Diego, CA 92121

> **Re:** **ADVENTRX Pharmaceuticals, Inc.**
> **Preliminary Proxy Statement**
> **Filed July 7, 2009**
> **File No. 001-32157**

Dear Mr. Culley:

We have completed our review of the above listed filing and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: David M. Eisler, DLA Piper LLP (US)